Exhibit 99.15

EQUINOX GOLD CORP.(1)

Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(1)	The Company’s name was changed from “Trek Mining Inc.” to “Equinox Gold Corp.” effective December 22, 2017 and from “JDL Gold Corp” to “Trek Mining Inc.” effective March 31, 2017.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Independent auditors’ Report

To the Shareholders of Equinox Gold Corp. (formerly Trek Mining Inc.)

We have audited the accompanying consolidated financial statements of Equinox Gold Corp. (formerly Trek Mining Inc.) which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of comprehensive loss, cash flows and changes in equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

2

Equinox Gold Corp.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Equinox Gold Corp. (formerly Trek Mining Inc.) as at December 31, 2017 and December 31, 2016 and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada

March 29, 2018

3

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Consolidated Statements of Financial Position

(Expressed in thousands of United States dollars)

	Note	December 31, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents		$67,958	$40,631
Accounts receivable, prepaid expenses and deposits	6	11,826	3,394
Available-for-sale investments		3,327	797
Inventory	7	3,158	1,193
		86,269	46,015

Deferred charges	12(a)	7,528	-
Exploration and evaluation assets	9	181,632	15,362
Mineral properties, plant and equipment	10	163,672	5,848
Other assets	8	24,641	121
Goodwill	5(c)	22,581	22,581
		400,054	43,912
		$486,323	$89,927

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$15,156	$843
Current portion of unearned revenue	11	529	600
Current portion of loans and borrowings	12	14,817	-
		30,502	1,443

Loans and borrowings	12	28,644	-
Unearned revenue	11	3,377	3,490
Reclamation obligations	14	5,422	326
Production-linked liability	12(a)	4,426	-
Derivative liabilities	13	37,784	17,275
Deferred tax liability	18	7,685	-
Other long-term liabilities	27	2,806	-
		120,646	22,534

Shareholders’ Equity:
Share capital	15	383,297	81,560
Reserves		12,620	6,234
Deficit		(38,371)	(21,557)
Equity attributable to Equinox Gold shareholders		357,546	66,237

Non-controlling interests	16	8,131	1,156

Total equity		365,677	67,393
		$486,323	$89,927

Commitments and contingencies (notes 8, 9, 11 and 27)
Subsequent events (note 28)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Ross Beaty”	“Lenard Boggio”
Director	Director
4

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2017	2016

Revenue		$15,468	$887

Cost of sales	19	18,900	2,111
		3,432	1,224

Expenses:
Mine care and maintenance		8,754	-
Exploration	20	8,276	1,033
General and administration	21	10,751	1,140

Loss from operations		31,213	3,397

Finance expense		7,172	409
Finance income		(771)	-
Other (income) expense	22	(20,493)	(1,095)

Loss before taxes		17,121	2,711

Deferred income tax expense	18	308	-
Net loss		17,429	2,711

Change in fair value of available-for-sale investments, net of tax		(19)	(602)
Realized gain on available-for-sale investments reclassified to profit and loss		633	103
		614	(499)
Comprehensive loss		$18,043	$2,212

Net loss attributable to:
Equinox Gold shareholders		$16,728	$2,404
Non-controlling interests	16	701	307
		17,429	2,711
Comprehensive loss attributable to:
Equinox Gold shareholders		17,342	1,905
Non-controlling interests	16	701	307
		$18,043	$2,212

Basic and diluted loss per share attributable to Equinox Gold shareholders		$0.11	$0.09

Weighted average shares outstanding		156,263,227	26,743,203

The accompanying notes form an integral part of these consolidated financial statements.

5

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars)

	2017	2016

Cash provided by (used in):

Operations:
Net loss for the year	$(17,429)	$(2,711)
Adjustments for:
Amortization	894	146
Share based payments	1,587	182
Impairment of inventory	256	-
Change in fair value of derivative liabilities	(18,685)	(1,030)
Gain on sale of available-for-sale investments	(633)	(103)
Unrealized foreign exchange gain	(1,228)	(334)
Finance expense	7,172	409
Deferred income tax expense	308	-
Other	843	(46)
Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits	(3,515)	(960)
Inventory	(1,166)	(553)
Accounts payable and accrued liabilities	6,727	(689)
Finance fees paid	(765)	(17)
Income taxes paid	-	(14)
Settlement of gold forward sales contracts	-	(1,273)

	(25,634)	(6,993)
Investing:
Purchases of plant and equipment	(21,475)	(53)
Proceeds from sale of assets	196	-
Purchase of available-for-sale investments	(645)	-
Proceeds from sale of available-for-sale investments	2,150	205
Cash acquired in acquisitions, net of transaction costs paid	19,244	1,979

	(530)	2,131
Financing:
Proceeds from equity financing, net of issuance costs (note 15)	61,440	47,187
Proceeds from Sprott Facility, net of cash financing fees paid (note 12)	12,849	-
Repayment of long-term debt (note 12)	(20,827)	(3,000)

	53,462	44,187

Effect of foreign exchange on cash and cash equivalents	29	332

Increase in cash and cash equivalents	27,327	39,657

Cash and cash equivalents, beginning of year	40,631	974

Cash and cash equivalents, end of year	$67,958	$40,631

Supplemental cash flow information (note 24)

The accompanying notes form an integral part of these consolidated financial statements

6

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(Expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Investment revaluation reserves	Foreign currency translation	Other reserves	Deficit	Non-controlling interests	Total
December 31, 2015	11,107,207	$15,327	$(7)	$(752)	$6,263	$(19,153)	$-	$1,678

Shares issued on acquisition of Gold Mountain (note 5(c))	10,719,700	16,762	-	-	200	-	-	16,962
Shares issued on acquisition of Anthem (note 5(c))	10,947,886	17,119	-	-	609	-	1,463	19,191
Shares issued in financings	34,702,613	32,828	-	-	(760)	-	-	32,068
Shares issued on exercise of warrants, stock options and RSU’s	5,547	4	-	-	-	-	-	4
Share issue costs	-	(480)	-	-	-	-	-	(480)
Share-based compensation	-	-	-	-	182	-	-	182
Change in fair value of available-for-sale investments	-	-	602	-	-	-	-	602
Realized gain on available-for-sale investments reclassified to net loss	-	-	(103)	-	-	-	-	(103)
Net loss and comprehensive loss	-	-	-	-	-	(2,404)	(307)	(2,711)
Balance December 31, 2016	67,482,953	$81,560	$492	$(752)	$6,494	$(21,557)	$1,156	$67,393

Shares issued on acquisition of Luna (note 5(a))	48,446,123	56,364	-	-	1,569	-	-	57,933
Shares issued on acquisition of NewCastle (note 5(b))	178,251,427	137,269	-	-	3,698	-	7,788	148,755
Shares issued on acquisition of Anfield (note 5(b))	48,525,886	37,369	-	-	78	-	-	37,447
Shares issued in financings (note 15)	41,709,586	48,526	-	-	-	-	-	48,526
Shares issued to settle debt (note 12(d))	19,459,538	22,639	-	-	-	-	-	22,639
Shares issued on exercise of warrants, stock options and RSU’s	873,531	1,051	-	-	(267)	-	-	784
Share issue costs	-	(1,481)	-	-	-	-	-	(1,481)
Share-based compensation	-	-	-	-	1,922	-	-	1,922
Change in fair value of available-for-sale investments	-	-	19	-	-	-	-	19
Realized gain on available-for-sale investments reclassified to net loss	-	-	(633)	-	-	-	-	(633)
Interest in Koricancha Mill Joint Venture (note 16)	-	-	-	-	-	(86)	(112)	(198)
Net loss and comprehensive loss	-	-	-	-	-	(16,728)	(701)	(17,429)
Balance December 31, 2017	404,749,044	$383,297	$(122)	$(752)	$13,494	$(38,371)	$8,131	$365,677
The accompanying notes form an integral part of these consolidated financial statements.
7

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

1. Nature of operations

Equinox Gold Corp. (the “Company” or “Equinox”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. The Company changed its name from Trek Mining Inc. to Equinox Gold Corp. in conjunction with the transaction in note 5(b) on December 22, 2017 and from JDL Gold Corp. to Trek Mining Inc. in conjunction with the transaction discussed in note 5(a) on March 31, 2017.

The Company is listed on the TSX Venture Exchange (“TSX-V”) under the ticker symbol “EQX”.

On March 31, 2017, the Company acquired Luna Gold Corp. (“Luna”) (note 5(a)) which wholly owns the Aurizona gold mine (“Aurizona” or “Aurizona Project”) in northeastern Brazil. The results of operations of Luna are included in these financial statements from March 31, 2017.

On December 22, 2017, the Company acquired NewCastle Gold Ltd. (“NewCastle”) which wholly owns the Castle Mountain gold project (“Castle Mountain”) and Anfield Gold Corp. (“Anfield”) (note 5(b)). The results of operations of NewCastle and Anfield are included in these financial statements from December 22, 2017.

At December 31, 2017, the Company’s primary assets are Aurizona and Castle Mountain. It also has an 83% interest in the Koricancha Mill Joint Venture (“Koricancha”) in Peru and its 100% owned Warintza copper-molybdenum exploration property (“Warintza”) in Ecuador. On January 8, 2018, Equinox Gold announced the Board of Directors’ approval of full construction of its past-producing Aurizona Project, removing it from the care and maintenance status it had been on since 2015. The Company’s goal is to complete construction, including pouring gold, at Aurizona by the end of 2018 and ramp-up to commercial operating levels thereafter. Castle Mountain is a past-producing heap leach gold mine. The Company is completing a prefeasibility study for Castle Mountain with the objective of resuming production in late 2019. Koricancha is a toll milling operation that produces and sells gold by processing gold-bearing material purchased from small scale miners in Peru.

The Company also holds a portfolio of earlier-stage mineral properties located in Ecuador, Mexico, Chile, British Columbia, Canada and several brownfields exploration projects and other exploration projects in Brazil located in the Luna Greenfields district, all of which are near the Aurizona Project. The Company is in the process of exploring these mineral properties and has not yet determined whether they contain mineral reserves where extraction is both technically feasible and commercially viable.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has a cash balance of $68.0 million, positive working capital and a project debt facility that, when combined, the Company believes are sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in late 2018, as well as the Company’s other current operations and business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining and milling operations.

8

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

2. Basis of preparation
(a) Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IRFS Interpretations Committee (“IFRIC”) issued and outstanding as of December 31, 2017. These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 29, 2018.
(b) Basis of presentation:
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.
(c) Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is having power over the entity, rights to variable returns from its involvement with the entity, and the ability to use its power to affect the amount of returns. All intercompany transactions and balances are eliminated on consolidation. For partially owned subsidiaries, the interest attributable to non-controlling parties is reflected in non-controlling interests.

At December 31, 2017, the Company’s material subsidiaries include the following:

Company	Location	Ownership Interest
Aurizona Goldfields Corp. (“AGC”)	Canada	100%
Castle Mountain Venture	USA	100%
EMC Green Group S.A.	Peru	83%
Lowell Mineral Exploration Ecuador, S.A.	Ecuador	100%
Luna Gold Corp.	Canada	100%
Mineração Aurizona S.A. (“MASA”)	Brazil	100%
Minera Ricardo Resources Inc., S.A.	Chile	100%
Minera Torre de Oro SAPI de C.V.	Mexico	60%

(d) Functional currency and presentation currency:

Except as otherwise noted, these financial statements are presented in United States dollars (“US dollars”), the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are initially recorded into the functional currency by applying the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical exchange rates, unless the item is carried at fair value, in which case it will be translated at the exchange rate in effect at the date when the fair value was determined. Resulting foreign exchange gains and losses are recognized in income or loss. Foreign currency gains and losses are reported on a net basis.

9

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

2. Basis of preparation (continued)
(e) Accounting changes and recent accounting pronouncements:
IFRS 9 - Financial Instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments, replacing IAS 39 - Financial Instruments. The new standard reflects the scope of IAS 39, and accordingly all financial instruments addressed within IAS 39 are addressed by IFRS 9. IFRS 9 provides three different measurement categories for financial assets, while all financial liabilities are classified as subsequently measured at amortized cost. The category into which a financial asset is placed and the resultant accounting treatment is largely dependent on the nature of the business of the entity holding the financial asset. All financial instruments are initially recognized at fair value.

The Company conducted an analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting and concluded that the implementation of the new standard will not have a material impact on the Company’s reported financial results.

IFRS 15 - Revenue from Contracts with Customers

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers, replacing IAS 18 - Revenue. The new standard enacts a methodology of recognizing revenue in line with the transfer of promised goods or services, and allocating revenue to separately identifiable goods or services identified within a contract. In order to facilitate this identification and allocation process, the new standard employs a five-step model with prescriptive steps and decision-making criteria.

The Company conducted an analysis of the new standard and the potential effects that its implementation will have on the Company’s financial reporting and concluded that the implementation of the new standard will not have a material impact on the Company’s reported financial results.

IFRS 16 - Leases

On January 1, 2019, the Company will adopt IFRS 16 - Leases, replacing IAS 17 - Leases. The new standard aims to bring most leases into which a lessee has entered on-balance sheet and provides new guidelines under which a lessee must evaluate and measure a contract that contains a lease. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities.  The Company is currently evaluating the impact the new standard will have on its financial results.

10

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies
(a) Business combinations:

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs but can be integrated with the inputs and processes of the Company to create outputs.

When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred, and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.

(b) Revenue recognition:
Revenue from the sale of gold and silver is recognized when persuasive evidence of an arrangement exists indicating that there has been a transfer of risks and rewards to the buyer, no further work is required by the Company, the quantity of metal sold, and the sales price are fixed and collectability is reasonably assured. Based on the Company’s sales contracts, sales are generally recognized when the Company has shipped gold from its milling operation and it has received the sales proceeds.
(c) Cash and cash equivalents:
Cash and cash equivalents consist of cash on hand with banks and highly liquid investments with a maturity date at purchase of less than 90 days.
11

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)
(d) Available-for-sale investments:
Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. These investments are classified as available-for sale and carried at fair value. Unrealized gains and losses are recognized in other comprehensive income or loss until the securities are disposed of or when there is evidence of impairment in value. Impairment is evident when there has been a prolonged significant or sustained decline in the fair value of the marketable securities.
(e) Inventory:

Consumable stores inventory includes the costs of consumables used in operations and is valued at the lower of average cost and net realizable value, with replacement costs being the typical measure of net realizable value.

Work-in-process inventory includes stockpiled mill feed and material currently in the process of being converted to a saleable product (doré). Costs included in work-in-process inventory include mill feed acquisition costs, processing and applicable production overhead, and associated amortization. Costs based on the average costs per contained recoverable ounce of gold are removed from work-in-process inventory as doré is produced. The quantity of recoverable gold in-process is an estimate based on the expected grade and recovery of gold from the acquired mill feed. The nature of the sampling, assaying and recovery process inherently limits the ability to precisely monitor inventory levels. However, the estimate of recoverable gold processed is reconciled to actual gold production, and, if necessary, the estimates of gold in inventory are refined based on actual results over time. Work-in-process inventory is valued at the lower of average cost and net realizable value.

Finished goods inventory is metal available-for-sale and is valued at the lower of average production cost and net realizable value.

Write-downs of inventory are reported in current period cost of sales. The Company may reverse a write-down in the event there is a subsequent increase in the net realizable value of the inventory.

12

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)
(f) Exploration and evaluation expenditures:

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes exploratory drilling and sampling, surveying transportation and infrastructure requirements, and gathering exploration data through geophysical studies.

The Company capitalized significant direct costs of acquiring resource property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration, evaluation and property maintenance costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are expensed as incurred up to the date of establishing that property costs are economically recoverable, that the project is technically feasible and upon receipt of project development approval from the Board of Directors. The approval from the Board of Directors will be dependent upon the Company obtaining necessary permits and licenses to develop the mineral property. If no economically viable ore body is discovered, previously capitalized acquisition costs are expensed in the period that the property is determined to be uneconomical or abandoned. Value-added taxes are included in exploration and evaluation costs when the recoverability of these amounts is uncertain.

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, non-compliance with regulatory requirements or title may be affected by undetected defects.

(g) Mineral properties, plant and equipment:
(i) Mineral properties and mine development costs

Development expenditures are those incurred subsequent to the establishment of economic recoverability and after receipt of project approval from the Board of Directors. Development costs are capitalized and included in the carrying amount of the related property.

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated life of the proven and probable reserves.

(ii) Deferred stripping costs

Stripping activity that improves access to ore is accounted for as an addition to or enhancement of an existing asset. Stripping activity assets are recognized when the following three criteria are met:

• It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;

• The Company can identify the component of the ore body for which access has been improved; and

• The costs relating to the stripping activity associated with that component can be measured reliably.

Stripping activity assets capitalized will be classified consistently with the assets that they relate to within mineral properties, plant and equipment. These assets are amortized on a units-of-production basis over the remaining reserves of the respective components.

13

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)
(g) Mineral properties, plant and equipment (continued):
(iii) Plant and equipment

Plant and equipment is carried at cost, less accumulated amortization and accumulated impairment losses. The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, initial estimates of the costs of dismantling and removing an item and restoring the site on which it is located and, where applicable, borrowing costs.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

Plant and equipment are amortized using the units-of-production method. All other equipment, buildings and furniture and fixtures, including the Koricancha mill, which do not relate directly to mining operations are amortized over the useful life of the asset, typically ranging from 3 to 10 years. Land is not amortized.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(h) Goodwill:

Goodwill may arise on or from the Company’s acquisitions and is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of an operation, which is the cash-generating unit to which goodwill has been allocated, exceeds the recoverable amount, an impairment loss is recognized for the amount of the excess.

The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the operation to nil and then to the other assets based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods.

(i) Unearned revenue:
Unearned revenue consists of amounts received in exchange for the future delivery of gold ounces at a specified contract price (“gold forward sales”) (see note 11). As deliveries of gold are made to settle the gold forward sales, the Company recognizes the applicable portion of unearned revenue as operating revenue.
14

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)
(j) Financial assets:

All financial assets are recorded initially at fair value and designated into one of the following three categories: available-for-sale, loans and receivable, or at fair value through profit or loss (“FVTPL”). The designation depends on the purpose for which the financial assets were acquired.

Financial assets classified as available-for-sale are measured at fair value on initial recognition and subsequently at fair value with unrealized gains or losses recognized in other comprehensive income (loss), except for financial assets that are considered to be impaired in which case the loss is recognized in net income or loss. The Company has classified its marketable securities as available-for-sale. Transaction costs related to such instruments are expensed.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method. The Company’s cash and cash equivalents, accounts receivable, due from Serabi Gold plc and reclamation bond collateral are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in net income or loss. Transaction costs are expensed. The Company has not classified any assets as FVTPL.

(k) Financial liabilities:

Financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating amortized cost of a financial liability and allocating the interest expense over the related period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities, loans and borrowings and production-linked liability are measured at amortized cost.

Financial liabilities designated as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in net income or loss. The Company has not classified any liabilities as fair value through profit or loss.

(l) Derivative liabilities:

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed. The Company’s derivatives are subsequently re-measured at their fair value at each statement of financial position date with changes in fair value recognized in net income or loss.

As the exercise price of certain of the Company’s share purchase warrants is fixed in Canadian dollars, and the functional currency of the Company is the US dollar, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

15

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)
(m) Provisions:
(i) Reclamation and restoration provisions:

The Company is subject to environmental laws and regulations. Provisions for closure and reclamation costs are recognized at the time the legal or constructive obligation first arises which is generally the time that the environmental disturbance occurs. Upon initial recognition of the provision, the corresponding cost is added to the carrying amount of mineral properties, plant and equipment and is amortized using the same method as applied to the specific asset. Following the initial recognition of the provision, the carrying amount is increased for unwinding of the discount and for changes to the discount rate and the amount or timing of cash flows needed to settle the obligation. The unwinding of the discount is recognized as finance expense in net income or loss while the effect of the changes to the discount rate and the amount or timing of cash flows are recognized in mineral properties, plant and equipment.

Due to uncertainties inherent in environmental remediation, the ultimate cost of future site closure and reclamation could differ from the amounts provided. The estimate of future site closure and reclamation costs is subject to change based on amendment to laws and regulations, changes in technologies, price increases and changes in interest rates, and as new information concerning the Company’s closure and reclamation obligations becomes available. Such changes are reflected prospectively in the determination of the provision.

(ii) Other provisions:
A provision is recognized if, because of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflect the current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance expense.
(n) Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. Proceeds related to the issuance of units are allocated between the common shares and warrants on a relative fair value basis where warrants are classified as equity instruments. For warrants classified as derivative liabilities, the fair value of the warrants is determined with the residual amount allocated to the common shares.
16

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)
(o) Impairment:
(i) Non-financial assets:

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested for impairment at least annually regardless of whether an indicator of impairment exists.

The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. When a binding sale agreement is not available, fair value less costs to sell is estimated using a discounted cash flow approach with inputs and assumptions consistent with those at market. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets (the “cash generating unit” or “CGU”). This generally results in the Company evaluating its non-financial assets on a property-by-property basis.

An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net income or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount. An impairment charge is reversed through net income or loss only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized. An impairment loss for goodwill is not reversed.

(ii) Financial assets:

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset and the loss event had a negative effect on the estimated future cash flows of that asset that can be measured reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in net income or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of the impairment loss to decrease, the decrease is reversed through income or loss.

17

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)
(p) Share-based payments:
(i) Stock options

The Company grants stock options to acquire common shares to directors, officers and employees. The board of directors determines the specific grant terms within the limits set by the Company’s stock option plan.

The fair value of the estimated number of stock options that will eventually vest, determined as of the date of the grant, is recognized as share-based compensation expense over the vesting period of the stock options, with a corresponding increase in shareholders’ equity (in other reserves). The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date.

The cost of the stock options is measured using the estimated fair value at the date of the grant determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of the options granted is determined based on historical data on the average hold period before exercise, cancellation or expiry. Expected volatility is estimated with reference to the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment.

(ii) Restricted share units (“RSUs”)

The Company grants to employees, officers, directors and consultants, RSUs in such numbers and for such terms as may be determined by the Board. RSUs granted under the RSU Plan are exercisable into common shares for no additional consideration after the vesting conditions, as specified by the Board, are met. The Company intends to settle each RSU with one common share of the Company and therefore RSUs are accounted for as equity-settled instruments.

RSUs are measured at fair value on the date of grant and the corresponding share-based compensation is recognized over the vesting period in cost of sales, exploration or general and administration expenses, as applicable.

In addition to service conditions, RSUs may have performance-based vesting conditions (“pRSU”). Share based compensation for these pRSUs is measured on the grant date but is recognized only when it is more likely than not that the performance vesting conditions will be met.

(q) Employee benefits:
Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefits.
(r) Borrowing costs:
Borrowing costs directly attributable to the acquisition, construction/development or exploration of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed as finance expense in the period in which they are incurred.
18

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)
(s) Income tax:

Income tax on income or loss comprises current and deferred tax. Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable or receivable related to previous years.

Deferred tax is recognized for differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recorded for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, temporary differences arising on the initial recognition of goodwill and temporary differences relating to the investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse based on laws that have been enacted or substantively enacted at period end.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when they are related to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(t) Earnings (loss) per share:
Basic earnings (loss) per share (“EPS”) is calculated by dividing the income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares, which comprise warrants, options and RSUs. The dilutive effect of warrants, options and RSUs assumes that the proceeds to be received on exercise are applied to repurchase common shares. Dilutive warrants, options and RSUs are only included in the dilutive calculations to the extent exercise prices are below the average market price of the common shares. Shares issuable on the exercise of warrants, options and RSUs totaling 133,336,394 were not included in the computation of diluted EPS because they are anti-dilutive.

4. Use of judgements and estimates
In preparing these consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:
19

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

4. Use of judgements and estimates (continued)
(a) Judgements:
(i) Functional currency:
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.
(ii) Acquisitions:
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of Luna and Anthem on March 31, 2017 and October 6, 2016, respectively, met the criteria of a business combination. The Company determined that the acquisitions of NewCastle and Anfield on December 22, 2017 and the acquisition of Gold Mountain on October 6, 2016 did not meet the criteria of a business combination and these transactions have been accounted for as acquisitions of assets.
(iii) Indicators of impairment:
Judgement is required in assessing whether certain factors would be considered an indicator of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired, or reversal of impairment is needed. Factors considered include current and forecast economic conditions, internal projections and the Company’s market capitalization relative to its net asset carrying amount.
(iv) Contingencies:
Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses results from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.
20

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

4. Use of judgements and estimates (continued)
(b) Key sources of estimation uncertainty:
(i) Fair value of assets and liabilities acquired:

Accounting for acquisitions requires estimates with respect to the fair value of the assets and liabilities acquired. Such estimates require valuation methods including discounted cash flows, depreciated replacement costs and other methods. These models use forecasted cash flows, discount rates, current replacement costs and other assumptions. Changes in these assumptions changes the value assigned to the acquired assets and liabilities and goodwill, if any.

Significant assumptions related to the Company’s acquisitions are disclosed in note 5.

(ii) Impairment of mineral properties, plant and equipment and goodwill:

The determination of fair value and value in use of an asset or cash generating unit requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral reserves, operating costs, closure and rehabilitation costs and future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty, hence, there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the asset or cash generating unit. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in net income (loss).

In performing the Company’s annual assessment of impairment of goodwill, the keys assumptions used for assessing the recoverable amount of the Koricancha CGU included gold price of $1,320/oz and discount rate of 10%. Given the uncertainty in predicting mill operating performance and industry or macroeconomic conditions beyond an explicit point in time, the Company has assessed a terminal value to estimate the value of mill operations beyond a 9-year forecast period. Changes to the Company’s key assumptions, such as an increase of 1.5% to the discount rate or a 2% decrease to the gold price, would result in an impairment of the Koricancha CGU.

(iii) Mineral reserve and mineral resource estimates:

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument (“NI”) 43-101. Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact on depreciation and amortization rates, asset carrying values and the provision for closure and restoration costs.

21

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

4. Use of judgements and estimates (continued)
(b) Key sources of estimation uncertainty (continued):
(iv) Mine closure and reclamation costs:

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

Assumptions with respect to the Company’s mine closure and reclamation costs are disclosed in note 14.

(v) Valuation of derivative and other financial instruments:
The valuation of the Company’s derivative financial instruments requires the use of option pricing models or other valuation techniques. Measurement of warrants with exercise prices denominated in CA$ is based on an option pricing model which uses assumptions with respect to share price, expected life, share price volatility and discount rates. Measurement of embedded derivatives such as interest rate floors and prepayment options require estimates of future yield curves and credit spread. Changes in these assumptions and estimates result in changes in the fair value of these instruments and a corresponding change in the amount recognized in net income (loss). Significant assumptions related to derivatives are disclosed in notes 12 and 13.
(vi) Share based payments:
The Company utilizes the Black-Scholes Option Pricing Model (“Black-Scholes”) to estimate the fair value of stock options granted to directors, officers and employees. The use of Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the stock options including the expected volatility of the stock price, the risk-free interest rate, dividend yield, the expected life of the stock options and the number of options expected to vest. Any changes in these assumptions could change the amount of share-based compensation recognized. Significant assumptions related to share-based payments are disclosed in note 15(a).
22

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

4. Use of judgements and estimates (continued)
(b) Key sources of estimation uncertainty (continued):
(vii) Income taxes and value added taxes receivable:

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company has receivables from various governments for federal and state value-added taxes, and for federal income taxes. Significant estimates and judgments are involved in the assessment of recoverability of these receivables. Changes in management’s impairment assumptions may result in an additional impairment provision, or a reduction to any previously recorded impairment provision, with the impact recorded in net income (loss).

(viii) Inventory:

The Company records provisions to reduce spare parts and mine supplies inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete inventory. Net realizable value is determined by reference to relevant market prices less applicable variable selling expenses, or by reference to salvage or scrap value in the case of obsolete inventory. Provisions are reversed to reflect any subsequent recoveries in net realizable value where the inventory is still on hand. Significant judgement is involved in the determination of net realizable value. Changes in net realizable value assumptions may result in further inventory impairment or a reduction to any previously recorded provision, with the impact recorded in net income (loss).

The net recoverable value of in-process and finished goods inventory is based on the quantity of recoverable metal inventory which is an estimate based on the contained ounces of gold added and removed from the process, expected grade and recovery rates. The quantity of contained gold is an estimate based on initial weights and assay results. The net recoverable value of these inventories also requires estimates of expected selling prices and, where applicable, costs to complete the production process.

(ix) Contingencies:
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. If the Company’s estimate of cash outflows required to settle claims proves to be less than the ultimate assessment, an additional charge to expense would result. As of December 31, 2017, the Company recorded a legal provision for these items totaling $2.8 million.
23

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

4. Use of judgements and estimates (continued)
(b) Key sources of estimation uncertainty (continued): (ix) Contingencies (continued):
The Company is appealing federal income and municipal value-added tax (“VAT”) assessments in Brazil. Brazilian courts normally require a taxpayer to post cash or a guarantee for the disputed amount before the courts will hear an appeal. It can take up to five years to complete an appeals process and receive a final verdict. The Company will likely in the future have to post security by way of cash, insurance bonds or equipment pledges with respect to certain federal income and municipal tax assessments being appealed, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. A provision for $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

5. Acquisitions
(a) Acquisition of Luna Gold Corp.

On March 31, 2017, the Company completed the acquisition of Luna (the “Luna Transaction”). Luna is engaged in the exploration and redevelopment of its past-producing Aurizona gold mine in northeastern Brazil, which was placed on care and maintenance in late 2015. Luna also owns several brownfields exploration projects and other exploration projects located in the Luna Greenfields district, all of which are in close proximity to the Aurizona Project. The acquisition supports the Company’s growth strategy and provides the Company with a flagship asset and enhanced production profile in Aurizona.

Under the terms of the agreement, the Company acquired all outstanding shares of Luna at an exchange ratio of 1.105 Equinox Gold shares for each Luna share. Holders of Luna options, warrants and restricted share units received equivalent Equinox Gold options, warrants and restricted share units with the number of such securities issuable adjusted by the 1.105 exchange ratio.

By virtue of the Company issuing equity instruments and paying a premium to former Luna shareholders, among other factors, the Company has been identified as the acquirer in the transaction and has accounted for the transaction as a business combination. Transaction costs of $0.4 million incurred relating to the acquisition were recognized in finance expense upon closing of the Transaction, including $0.2 million in share based compensation not attributable to the consideration. Total consideration paid is comprised of the following:
24

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

5. Acquisitions (continued)
(a) Acquisition of Luna Gold Corp. (continued)
			Total
Share consideration (1)			$56,364
Option consideration (2)			1,155
Warrant consideration (3)			18,884
RSU consideration (1)			414
Total consideration			$76,817

(1)   The fair value of 48,446,123 common shares issued and 3,154,775 replacement restricted share units was based on the market price of the Company’s shares on the acquisition date of Cdn $1.55 translated using the U.S. exchange rate of 0.7506. Of the total fair value attributable to the replacement restricted share units of $3.7 million, $0.4 million is attributable to the consideration and $3.3 million is attributable to post combination services and will be recognized over the remaining service period.

(2)   The fair value of 1,738,501 replacement options was determined using the Black Scholes option pricing model with the following assumptions: expected volatility of 84%, dividend yield of 0%, expected life of 0.5 to 2.0 years, exercise price between Cdn $0.45 and Cdn $32.03, and a risk-free rate of 0.70%. Of the total fair value attributable to the replacement options of $1.4 million, $1.2 million is attributable to the consideration and $0.2 million is attributable to post combination service and will be recognized over the remaining service period.

(3)   The fair value of 27,947,965 replacement warrants was determined using the Black Scholes option pricing model with the following assumptions: expected volatility between 76% and 85%, dividend yield of 0%, expected life of 1.5 to 3.25 years, exercise price between Cdn $0.91 and Cdn $2.26, and a risk-free rate between 0.67% and 0.84%.

The following table summarizes the final estimates of the fair values of identified assets acquired and liabilities assumed from Luna. The adjustments and reconciliation from the preliminary purchase price allocation are disclosed below.
Acquisition values recognized	Preliminary	Adjustments	Final
Cash and cash equivalents	$3,687	$-	$3,687
Accounts receivable, prepaid expenses and deposits	13,653	(3,060)	10,593
Available-for-sale investments	4,016	-	4,016
Inventory	3,391	600	3,991
Exploration and evaluation asset	-	13,750	13,750
Mineral properties, plant and equipment	141,837	(9,432)	132,405
Accounts payable and accrued liabilities	(5,125)	-	(5,125)
Loans and borrowings	(73,103)	749	(72,354)
Reclamation obligation	(4,331)	(361)	(4,692)
Deferred tax liability	(5,839)	(1,538)	(7,377)
Other long-term liabilities	(1,369)	(708)	(2,077)
	$76,817	$-	$76,817
Accounts receivable acquired is comprised primarily of VAT from Brazilian authorities of $10.2 million. The fair value adjustment was determined based on the expected amounts and timing of the cash flows discounted at a rate of 9.45% based on the annual yield on Brazilian sovereign debt. Gross contractual amounts receivable is $15.7 million net of amounts not expected to be collected of $1.9 million.
The fair value of plant and equipment was determined based on appraised values by an independent valuator as of the acquisition date. The fair value of mineral properties was determined based on a discounted cash flow model.
25

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

5. Acquisitions (continued)
(a) Acquisition of Luna Gold Corp. (continued)
The fair values of long-term debt settled in conjunction with the Luna Transaction of $25.5 million for the Sandstorm facility (note 12(d)) and $20.8 million for Pacific Road debt (note 12(e)) were determined based on the consideration paid or issued. The fair value of the Sandstorm Debenture of $26.0 million (note 12(c)), which has a stated rate of 5%, was determined based on a discounted cash flow model using a fair value interest rate of 12.3%.
Consolidated revenue for the year ended December 31, 2017 includes revenues of Luna of $nil. Consolidated net loss for the year ended December 31, 2017 includes net loss of Luna of $20.5 million. Had the transaction occurred January 1, 2017, pro-forma unaudited consolidated revenue and net loss for the year ended December 31, 2017 would have been $15.5 million and $26.3 million, respectively.
(b) Acquisition of NewCastle Gold Ltd. and Anfield Gold Corp.

On December 22, 2017, the Company completed the acquisitions of NewCastle and Anfield (the “NewCastle and Anfield Transaction”).

NewCastle is an exploration company with a 100% interest in the Castle Mountain gold project (“Castle Mountain”) located in California, USA, and a 60% interest in the La Verde copper project (“La Verde”) located in Michoacan State in west-central Mexico. Anfield’s main asset was the wholly-owned Coringa gold project (“Coringa”) in Brazil, which was disposed of immediately prior to the NewCastle and Anfield Transaction.

Pursuant to the NewCastle and Anfield Transaction, each NewCastle common share was exchanged for 0.873 common shares of the Company (the “NewCastle Exchange Ratio”) and each Anfield common share was exchanged for 0.407 common shares of the Company (the “Anfield Exchange Ratio”). Holders of each outstanding convertible securities of both NewCastle and Anfield are entitled to acquire that number of common shares based on the Exchange Ratios. Shareholders of NewCastle received 178,251,427 common shares of the Company and shareholders of Anfield received 48,525,886 common shares of the Company. As at the close of the NewCastle and Anfield Transaction, the former shareholders of Equinox, NewCastle and Anfield owned 44%, 44% and 12%, respectively, of Equinox’s common shares then outstanding.

A number of factors were considered in the identification of the Company as the acquirer in the transactions. These factors, amongst others, included: 1) The relative size of the Company in relation to NewCastle and Anfield on the basis of total assets, revenues and market capitalization; and 2) The Board of Directors and senior officers of the combined entity consists of a majority of representatives appointed by the Company.

(i) Acquisition of NewCastle:
Due to the early stage of exploration at Castle Mountain and La Verde, the acquisition of NewCastle is considered to be outside the scope of IFRS 3, Business Combinations. Accordingly, the transaction was accounted for as an asset acquisition and the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair values. Transaction costs are capitalized as part of the cost of the assets acquired.
26

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

5. Acquisitions (continued)
(b) Acquisition of NewCastle Gold Ltd. and Anfield Gold Corp. (continued)
Total
Share consideration (1)	$137,269
Option consideration (2)	3,698
Warrant consideration (3)	977
Acquisition costs	3,351
Total consideration	$145,295

Acquisition values recognized:
Cash and cash equivalents	$1,704
Accounts receivable, prepaid expenses and deposits	188
Exploration and evaluation assets	152,520
Mineral properties, plant and equipment	1,282
Other assets	130
Accounts payable and accrued liabilities	(1,581)
Loans and borrowings	(825)
Reclamation obligation	(335)
Non-controlling interests	(7,788)
$145,295

(1)   The fair value of 178,251,427 common shares issued was based on the market price of the Company’s shares on the acquisition date of Cdn $0.98 translated using the U.S. exchange rate of 0.7858.

(2)   The fair value of 8,320,343 replacement options was determined using the Black Scholes option pricing model with the following weighted average assumptions: expected volatility of 68.5%, dividend yield of 0%, expected life of 3.4 years, exercise price of Cdn $0.82, and a risk-free rate of 1.61%.

(3)   The fair value of 2,286,015 replacement warrants was determined using the Black Scholes option pricing model with the following weighted average assumptions: expected volatility of 61.0%, dividend yield of 0%, expected life of 2.4 years, exercise price of Cdn $0.75, and a risk-free rate of 1.44%.

(ii) Acquisition of Anfield:
The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly, the transaction was accounted for as an asset acquisition. The purchase price is allocated to the assets acquired and liabilities assumed on a relative fair value basis. Excess consideration of $2.5 million was recognized as finance expense in addition to $0.1 million of share based compensation not attributable to the consideration.
27

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

5. Acquisitions (continued)
(b) Acquisition of NewCastle Gold Ltd. and Anfield Gold Corp. (continued)
Total
Share consideration (1)	$37,369
Option consideration (2)	78
Acquisition costs	1,184
Total consideration	$38,631

Acquisition values recognized:
Cash and cash equivalents	$20,324
Accounts receivables(3)	5,911
Other assets(3)	9,924
Accounts payable and accrued liabilities	(33)
Fair value of Anfield acquisition values	$36,126
Excess of consideration over fair value over Anfield acquisition values expensed to profit and loss	2,505
Total	38,631

(1)   The fair value of 48,525,886 common shares issued was based on the market price of the Company’s shares on the acquisition date of Cdn $0.98 translated using the U.S. exchange rate of 0.7858.

(2)   The fair value of 1,524,215 replacement options was determined using the Black Scholes option pricing model with the following weighted average assumptions: expected volatility of 68.8%, dividend yield of 0%, expected life of 3.5 years, exercise price of Cdn $3.45, and a risk-free rate of 1.61%

(3)   Accounts receivables and other assets include consideration due from Serabi Gold plc from the sale of Coringa. Gross proceeds were $22 million, of which $5 million was received on closing. Remaining proceeds are due in two installments of $5 million and $12 million to be paid 3 months and 24 months, respectively, from the closing date of the sale. Due to the short term nature of the first installment payment, the carrying value of the receivable estimates fair value. The fair value of the second installment payment on the date of acquisition was determined to be $9.9 million based on contractual cash flows discounted at a rate of 10.0%.

(c) Acquisition of Gold Mountain Mining Corp. and Anthem United Inc.
On October 6, 2016, the Company completed the acquisition of Gold Mountain Mining Corporation (“Gold Mountain”) and Anthem United Inc. (“Anthem”) (the “Gold Mountain and Anthem Transaction”).
Pursuant to the transaction, each Gold Mountain common share was exchanged for 1.032 pre-consolidated common shares of the Company (the “Gold Mountain Exchange Ratio”) and each Anthem common share was exchanged for 0.774 pre-consolidated common share of the Company (the “Anthem Exchange Ratio”). Holders of each outstanding convertible securities of both Gold Mountain and Anthem are entitled to acquire that number of pre-consolidated common shares based on the Exchange Ratios. The outstanding common shares of the Company were consolidated on a 6.45 for 1 basis with the corresponding adjustments to its convertible securities.
Gold Mountain’s principal asset is the 100% owned Elk Gold property in southern British Columbia. The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. Total consideration of $17.0 million, including $0.1 million in transaction costs, was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $14.9 million allocated to exploration and evaluation assets and the remaining $2.1 million to reclamation bonds ($0.1 million), plant and equipment ($0.2 million) and working capital items ($1.8 million).
28

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

5. Acquisitions (continued)
(c) Acquisition of Gold Mountain Mining Corp. and Anthem United Inc. (continued)
Anthem’s principal asset is the Koricancha Mill in Peru. The Company concluded that the acquired asset and assumed liabilities constitute a business and therefore the acquisition of Anthem has been accounted for as a business combination. The following table summarizes the fair value of the consideration transferred to Anthem shareholders and the estimates of the fair values of identified assets acquired and liabilities assumed.
Total
Share consideration (1)	$17,119
Option consideration (2)	609
Warrant consideration (3)	2,710
Total consideration	$20,438

(1)   The fair value of the common shares issued was based on the market price of the Company’s shares on the acquisition date of CAD$0.32 translated using the U.S. Exchange rate of 0.7576.

(2)   The fair value of the 482,400 replacement options was determined using the Black Scholes option pricing model with the following assumptions: expected volatility between 89% and 122%, dividend yield of 0%, expected life of 0.50 to 4.0 years, exercise price between $1.68 and $2.90, and a risk-free rate of between 0.57% and 0.66%.

(3)   The fair value of the 2,991,537 replacement warrants was determined using the Black Scholes option pricing model with the following assumptions: expected volatility between 96% and 141%, dividend yield of 0%, expected life of 0.50 to 4.5 years, exercise price between $0.83 and $4.17, and a risk-free rate of between 0.57% and 0.66%.

Acquisition values recognized	Total
Cash and cash equivalents	$1,035
Accounts receivable and deposits	2,372
Inventory	640
Plant and equipment	5,679
Goodwill	22,581
Accounts payable and accrued liabilities	(1,676)
Unearned revenue (note 11)	(4,136)
Forward sales contracts	(1,273)
Credit facility	(3,000)
Reclamation obligation	(321)
Non-controlling interests	(1,463)
$20,438

6. Accounts receivable, prepaid expenses and deposits
	December 31, 2017	December 31, 2016
Value-added tax receivable	$4,293	$2,377
Due from Serabi Gold plc - current portion (note 5(b))	4,925	-
Other receivables	2,030	805
Prepaid expenses and deposits	578	212
	$11,826	$3,394
The VAT receivable represents primarily VAT paid in Peru and Brazil for goods and services.
29

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

7. Inventory
	December 31, 2017	December 31, 2016
Supplies	$688	$86
Work-in-process	1,894	1,107
Finished goods	576	-
	$3,158	$1,193
At December 31, 2017, work-in-progress and finished goods inventory are measured at net realizable value and the Company recognized an impairment charge of $0.3 million as at December 31, 2017 (December 31, 2016 - $nil) which is included in cost of sales.

8. Other assets
	December 31, 2017	December 31, 2016
Value-added taxes receivable (a)	$10,852	$-
Long term receivable from Serabi Gold plc (note 5(b))	10,070	-
Consumable stores inventory (b)	2,978	-
Reclamation bonds	253	121
Other receivables and deposits	488	-
	$24,641	$121

(a)  The Company has VAT receivable from the Brazilian federal government totaling $2.4 million (BRL16.6 million) and from the Maranhão state government totaling $7.1 million (BRL23.5 million) on an undiscounted basis. At December 31, 2017, the discounted carrying value of these receivables is $7.6 million. As an exporter, the Company’s sales are not subject to VAT. The Company must seek reimbursement from federal and state governments for VAT paid on purchases. The Company has experienced delays receiving payment and considers these amounts to be non-current assets due to uncertainty with the timing of collection.

The Company has commenced legal action against the federal government for its failure to reimburse the Company for federal VAT on a timely basis. The Company continues to work with the state government to certify its state VAT credits and allow the Company to sell all or a portion of these credits in the event the Company continues to experience delays with reimbursement.

The Company has VAT receivable from the Peruvian government totaling $4.4 million on an undiscounted basis. This receivable is recorded at a discounted amount of $3.2 million as at December 31, 2017, to reflect its expected timing of recoveries in future periods.

(b) Consumable stores inventory has been classified as a long-term asset as at December 31, 2017, as the Company does not expect to use this inventory in the next year.
30

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

9. Exploration and evaluation assets
Exploration and evaluation assets are comprised of acquisition costs for the following properties:
	December 31, 2017	December 31, 2016
Castle Mountain (a)	$133,060	$-
La Verde (b)	19,460	-
Elk Gold (c)	14,923	14,923
Aurizona (d)	13,750	-
Warintza (e)	188	188
Ricardo (f)	251	251
	$181,632	$15,362
(a) Castle Mountain:
The Castle Mountain gold project, which is located in San Bernadino County, California, USA, consists of patented and unpatented claims. A 2.65% net smelter royalty (“NSR”) payable to Franco-Nevada Corporate (“Franco-Nevada”) covers all minerals produced from the Castle Mountain project. The Castle Mountain project was acquired in December 2017 (see note 5(b)).
(b) La Verde:
La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is held 60% by the Company and 40% by Teck Resources Ltd. The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015. The Agreement provides that Equinox will be the operator of the project. The Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests.
(c) Elk Gold:
The Elk Gold project is located near Merritt, British Columbia within the Similkameen Mining District and consists of 27 contiguous mineral claims and one mining lease covering 16,566 hectares. A 1% NSR production royalty is payable on production from the Agur Option block within the project and a 2% NSR production royalty is payable on production from the Elk Gold project.
(d) Aurizona:

Through the acquisition of Luna, the Company acquired certain exploration properties at Aurizona. These properties do not form part of the AngloGold Joint Venture agreement (note 9(g)) and are subject to a net smelter royalty payable to Sandstorm (the “Aurizona NSR”) that is based on a sliding scale as follows:

• 3% if the price of gold is less than or equal to $1,500 per ounce;

• 4% if the price of gold is between $1,500 per ounce and $2,000 per ounce; and

• 5% if the price of gold is greater than $2,000 per ounce.

The Aurizona mineral properties are also subject to a government royalty that is 1.5% of gross gold sales.

If the Company abandons the properties subject to the Aurizona NSR, Sandstorm has the right to accept an assignment of the properties.

31

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

9. Exploration and evaluation assets (continued)
(e) Warintza:
The Warintza project is located in south eastern Ecuador in the province of Morona Santiago, Canton Limon Indanza. It consists of eight mining concessions (the “Concessions”) covering a total of 26,777 hectares that were acquired for nominal consideration in July 2004 and January 2017. The Concessions expire between September 2031 to May 2032 and are subject to a 2% NSR held by Billiton Ecuador B.V. The Concessions can be renewed for an additional period of 25 years.
(f) Ricardo:
The Company owns a 100% interest in the Ricardo property, an early stage exploration porphyry copper prospect located near Calama, Chile in the Calama Mining District. The Ricardo claim block covers approximately 16,000 hectares.
(g) AngloGold Joint Venture agreement:

Through the acquisition of Luna, the Company became party to an earn-in and joint venture agreement (the “JV Agreement”) with AngloGold Ashanti Plc (“AGA”) whereby AGA can earn a 70% interest in the mineral claims in the Luna Greenfields district, which surrounds the Company’s Aurizona mine by spending $14 million on exploration expenditures over a four-year period until 2020. Should AGA earn-in and decide to sell its interest in the joint venture, Equinox can purchase AGA’s interest in any resources for $10 per ounce of gold. The JV Agreement also contains certain dilution provisions in the event that either party elects not to contribute its proportionate share of costs post earn-in. At December 31, 2017, AGA’s cumulative expenditures on the Greenfields properties is estimated to be $7.8 million.

The mineral claims in the Luna Greenfields district are subject to a royalty payable to Sandstorm of 2% (the “Greenfields NSR”) on production from these properties. The Company has the right to purchase one-half of the Greenfields NSR for $10 million at any time prior to achieving commercial production. If the Company exercises this right, the royalty rate is reduced to 1%. The Luna Greenfields are also subject to a government royalty that is 1.5% of gross gold sales.

If the Company abandons the properties subject to the Greenfields NSR, Sandstorm has the right to accept an assignment of the properties.

32

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

10. Mineral properties, plant and equipment
Net carrying costs at December 31, 2017 and 2016 are as follows:
	Mineral Properties	Plant, machinery and equipment	Pre-development assets	Computer and office equipment	Total
Cost

Balance at December 31, 2015	$-	$-	$-	$34	$34
Acquired in Anthem Transaction	-	5,664	-	15	5,679
Acquired in Gold Mountain Transaction	-	243	-	-	243
Additions	-	10	-	45	55

Balance at December 31, 2016	$-	$5,917	$-	$94	$6,011
Acquired in Luna Transaction	72,287	38,048	22,070	-	132,405
Acquired in NewCastle Transaction	-	1,168	-	114	1,282
Additions	-	3,034	22,124	15	25,173
Disposals	-	(294)	-	-	(294)
Change in reclamation cost asset	305	-	-	-	305
Balance at December 31, 2017	$72,592	$47,873	$44,194	$223	$164,882

Accumulated depreciation

Balance at December 31, 2015	$-	$-	$-	$17	$17
Additions	-	139	-	7	146

Balance at December 31, 2016	$-	$139	$-	$24	$163
Additions	-	1,104	-	19	1,123
Disposals	-	(76)	-	-	(76)
Balance at December 31, 2017	$-	$1,167	$-	$43	$1,210

Net book value
At December 31, 2016	$-	$5,778	$-	$65	$5,848
At December 31, 2017	$72,592	$46,706	$44,194	$180	$163,672
The Company’s Aurizona mineral property acquired in conjunction with the Luna Transaction is subject to the Aurizona NSR (note 9(d)).

33

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

11. Unearned revenue

The Company entered into a precious metals sales agreement (the “Gold Sales Agreement”) to help fund the construction of Koricancha. Under the terms of the Gold Sales Agreement, the Company received upfront deposits in 2015 and 2016 totaling $5.0 million (the “Upfront Deposit”) and in exchange, the Company delivers 3.5% of the gold ounces that are milled and processed by Koricancha. The Company receives $100 per ounce of gold delivered in accordance with the Gold Sales Agreement. Once the gold ounces delivered pursuant to the Gold Sales Agreement multiplied by the difference between the market price and $100 per ounce (“Gold Sales Cash Flow”) exceeds $6.0 million, the percentage of gold ounces delivered will be reduced from 3.5% to 2.1%.

The Gold Sales Agreement requires that Gold Sales Cash Flow are, at a minimum, $1.5 million in each of the calendar years 2018, 2019, and 2020, and $0.5 million in the calendar year 2021. If such minimum targets are not met, the Company may be required to pay the shortfall in cash.

Reconciliation of the balance of unearned revenue:
	December 31, 2017	December 31, 2016
Balance, beginning of year	$4,090	$4,136
Recognized in revenue	(184)	(46)

Balance, end of year	3,906	4,090
Current portion	529	600
Long-term portion	$3,377	$3,490

12. Loans and borrowings
December 31, 2017
Credit Facility (a)	$13,255
Secured debt (b)	836
Debenture (c)	29,370

43,461
Current portion	14,817
Long-term portion	$28,644

(a) Credit Facility:
On December 18, 2017, through its wholly-owned subsidiary, Aurizona Goldifelds Corp., the Company closed a construction financing package with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) for the construction of the Aurizona mine. The financing package is comprised of an $85 million senior secured non-revolving credit facility (the “Credit Facility”), production payment agreement and 8 million share purchase warrants. The Company made an initial draw with proceeds of $15 million and concurrently paid an arrangement fee of $0.4 million upon closing.
34

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

12. Loans and borrowings (continued)
The Company recorded the following at closing:

Assets
Deferred loan charges on undrawn portion of loan	$6,434
Loan arrangement fees on undrawn portion of loan	1,094
Total deferred charges	$7,528

Liabilities
Senior secured credit facility:
Principal drawn, net of early interest fee	14,625
Present value adjustment	(836)
Loan arrangement fees on drawn portion of loan	(534)
$13,255
Production-linked liability	$4,426
Derivative liabilities	$2,845

The Company incurred $1.8 million of debt advisory, legal and due diligence fees in conjunction with arranging the Credit Facility. At December 31, 2017, transaction costs totaling $1.1 million were attributed to the undrawn loan commitment and included in deferred charges, $0.5 million were attributed to the drawn portion of the loan and offset against loans and borrowings and $0.2 million associated with the derivative liabilities portion have been expensed as incurred. The portion of deferred charges attributable to each draw will be transferred as a reduction to loan payable upon receipt of each draw.

Sprott, for its Credit Facility, and Sandstorm, for its debenture and royalty, are both creditors of Aurizona. Security provided for the Credit Facility includes: 1) general security in favour of Sprott; 2) blocked account agreements in favour of Sprott on bank accounts of MASA and AGC; 3) fiduciary assignments to Sprott and Sandstorm of (i) all gold produced from Aurizona, (ii) all Aurizona machinery and equipment, and (iii) all MASA shares held by AGC; and 3) a mineral rights pledge agreement to Sprott and Sandstorm. In addition, Equinox Gold, Luna and MASA guaranteed the obligations arising out of the Credit Facility and production payment agreement.

The availability of the Credit Facility is subject to conditions and covenants, including maintenance of a minimum cash and working capital balances. As at December 31, 2017, the Company is in compliance with these covenants.

(i) Credit Facility

Pursuant to the terms of the Credit Facility, the Company can borrow up to $85 million, which bears interest at 7% per annum plus the greater of 3-month US LIBOR rate or 1%. Until May 31, 2019, 50% of interest is capitalized to the loan balance. Principal and accrued interest are payable quarterly from September 30, 2019 to September 30, 2022 and quarterly principal repayments range from 3.5% to 10% of the total amount advanced.

On December 19, 2017, the Company received an initial advance of $15 million. Subsequent advances will be available upon satisfaction of customary conditions precedent. Each subsequent advance shall be for a minimum of $10 million and maximum of $20 million. Each draw of the Credit Facility is subject to a 2.5% early interest fee at the time of draw. Any part of the $85 million that is not drawn as of March 31, 2019 is subject to a 3% commitment fee.

35

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

12. Loans and borrowings (continued)

The Credit Facility matures on September 30, 2022 and may be extended to March 31, 2023, subject to approval by Sprott and the payment of a 2.25% extension fee. Early repayments of the outstanding principal balance, in whole or in part, are subject to early repayment fees if paid prior to September 30, 2019 and are without penalty thereafter.

In connection with the Credit Facility, the Company issued share purchase warrants to Sprott (the “Sprott Warrants”) and will incur production payments (the “production-linked liability”) for a portion of gold ounces produced at the Aurizona mine. The warrants and production payments compensate for a lower stated interest rate on the credit facility and are recorded as a reduction to the carrying amount of the drawn portion of the credit facility and an asset representing the undrawn loan commitment. As the balance of the Credit Facility is drawn, the loan commitment will be reclassified as a reduction of the resulting loan and amortized over the life of the associated liability on an effective interest basis.

As a result of impact of the Sprott warrants, production-linked liability and the arrangement fees, the effective interest rate on the drawn portion of the credit facility is 12.5%.

(ii) Sprott Warrants

On December 19, 2017, in conjunction with the initial draw from the Credit Facility, the Company issued 1,000,000 share purchase warrants to Sprott. The Company has an obligation to issue an additional 7,000,000 share purchase warrants on the earlier of: (i) March 31, 2019, (ii) the date of first prepayment, and (iii) the date of the first subsequent draw from the Credit Facility.

The 1,000,000 warrants issued have an exercise price of Cdn $1.01 and are exercisable for a period of five years from the date of issuance, subject to a four-month holding period. As the warrants have Canadian dollar exercise prices and the functional currency of the Company is the US dollar, the warrants are treated as derivatives. Accordingly, the warrants are remeasured at fair value each period with changes in fair value recorded in net income or loss. The 7,000,000 unissued warrants have also been recorded as a derivative liability as the Company’s obligation is unconditional and the warrants are expected to be priced in Canadian dollars on the second draw of the Credit Facility.

The fair value of the Sprott warrants was determined using the Black Scholes option pricing model with the following assumptions: expected volatility of 55%, dividend yield of 0%, expected life of 5 years and risk-free interest rate of 2.1%.

(iii) Production-linked liability

The Company entered into a Production Payment Agreement (“PPA”) with Sprott whereby the Company agreed to pay production-linked payments of $20 per ounce, in cash, on 75% of the first 400,000 ounces of production at the Aurizona mine.

The Company has the option to terminate the PPA at any time, upon payment of a termination fee equal to the net present value of the remaining production payments discounted at 5%.

The initial fair value of the production-linked liability is $4.4 million. The production-linked liability will be amortized over the expected life of mine on an effective interest basis as production payments are made.

36

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

12. Loans and borrowings (continued)
(b) Secured debt:
Through the acquisition of NewCastle, the Company assumed NewCastle’s secured debt which arose on the purchase of Viceroy Gold Corporation, which owned 75% of the Castle Mountain project, on September 6, 2012 and is due to the vendor. The debt is secured by a deed of trust on the Castle Mountain project and is non-interest bearing. The balance of $0.8 million (Cdn $1.0 million) is expected to be paid in cash once the Company receives certain tax filings from the lender.
(c) Sandstorm debenture:

The Company assumed Luna’s $30 million debenture with Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Debenture”) as part of the Luna Transaction. The Sandstorm Debenture bears interest at a rate of 5% per annum and is repayable in three equal annual tranches of $10 million plus accrued interest beginning September 30, 2018. The Company has the right to repay the principal and interest owing on each repayment date with common shares of the Company. The number of common shares to be issued is determined based on the principal and interest to be repaid divided by the higher of Cdn $0.90 per share and the 20-day volume weighted average Cdn dollar trading price of the Company’s common shares (the “Conversion Price”) provided that Sandstorm owns less than 20% of the outstanding common shares of the Company after such share issuance (the “Sandstorm Ownership Limitation”).

The Company can choose to postpone the payment of any instalment until a point when the issuance of shares would not exceed the Sandstorm Ownership Limitation. The Company also has the right to convert up to $5.0 million of the Sandstorm Debenture quarterly at the Conversion Price subject to the Sandstorm Ownership Limitation.

Sandstorm, for its debenture royalty, and Sprott, for its Credit Facility, are both creditors of Aurizona. Security provided for the debenture held by Sandstorm includes: 1) Fiduciary assignments to Sprott and Sandstorm of (i) all gold produced from Aurizona, (ii) all Aurizona machinery and equipment, and (iii) all MASA shares held by AGC; and 2) a Mineral rights pledge agreement to Sprott and Sandstorm.

The Sandstorm Debenture, including accrued interest, was recognized at its fair value of $26.0 million upon acquisition of Luna on March 31, 2017. At December 31, 2017, the carrying value of principal and accrued interest due is $29.4 million. Interest on the Sandstorm Debenture is recognized at the effective interest rate of 16.5% which amortizes the difference between the carrying value and the principal amount over the term to maturity.

On January 3, 2018, $15 million of the outstanding principal was converted to common shares of the Company (note 28).

(d) Sandstorm debt facility:

As part of the Luna Transaction, the Company assumed and then fully settled Luna’s $20 million debt facility with Sandstorm (the “Sandstorm Debt Facility”). The Sandstorm Debt Facility was recognized at $25.5 million upon acquisition of Luna based on the fair value of consideration transferred to settle the debt: 1) 10,942,896 common shares of the Company; and 2) 8,516,642 Settlement Units, each of which consisted of one common share and one common share purchase warrant exercisable at Cdn $3.00 per warrant.

37

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

12. Loans and borrowings (continued)

The fair value of consideration transferred in settlement of the debt was based on the market price of the common shares and the Settlement Units issued on March 31, 2017 of Cdn $1.55 and Cdn $2.00, respectively. The fair value of the Settlement Units was based on the subscription price of a private placement of units which occurred on March 31, 2017 with identical terms as the Settlement Units. As the warrants have a Canadian dollar exercise price and the functional currency of the Company is the US dollar, the warrants are treated as derivatives. $2.9 million of the total fair value of the Settlement Units was allocated to the warrants with the remainder allocated to the common shares. In aggregate, with the common shares issued on settlement, a total of $22.6 million was allocated to the common shares. The fair value of the warrants was determined based on the public trading price of these warrants on March 31, 2017 of Cdn $0.45 per warrant. The settlement resulted in no gain or loss.

(e) Pacific Road debt:
As part of the Luna Transaction, the Company acquired and fully settled Luna’s Cdn $20 million senior secured note due June 30, 2020 and $5 million senior secured short term note due March 31, 2017 with Pacific Road Resources Fund. The notes were repaid on close of the Transaction for $20.8 million, including accrued interest of $0.8 million. The settlement resulted in no gain or loss.

13. Derivative liabilities
The functional currency of the Company is the US dollar. As the exercise price of certain of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date or the market price on the TSX-V for warrants that are trading.
	December 31, 2017	December 31, 2016
Balance, beginning of year	$17,275	$-

Issuance of warrants in financings (note 15)	14,088	15,595
Issuance of warrants for settlement of debt (note 12(b))	2,877	-
Issuance of replacement warrants in Luna Transaction (note 5(a))	18,884	2,710
Issuance of replacement warrants in NewCastle and Anfield Transaction (note 5(b))	977	-
Issuance of Sprott Warrants and warrants contingently issuable (note 12(a))	2,845	-
Warrants exercised	(477)	-
Change in fair value	(18,685)	(1,030)
Balance, end of year	$37,784	$17,275

The fair value for non-traded warrants was calculated with the following weighted average assumptions:
	December 31, 2017	December 31, 2016
Risk-free rate	1.7%	0.9%
Warrant expected life	3.1 years	2.9 years
Expected volatility	68.2%	99.3%
Expected dividend	0%	0%
Share price (Cdn)	$1.12	$1.82
The fair value of traded warrants was based on the market price of Cdn $0.33 per warrant on December 31, 2017.
38

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

13. Derivative liabilities (continued)
The change in fair value of derivative liabilities is due to the traded value of 41,709,586 units decreasing from Cdn $0.45 to Cdn $0.33 per warrant from March 31, 2017 to December 31, 2017 and the change in the Black-Scholes Option Pricing Model fair values for the remainder of options, resulting primarily from a decrease in the share price.

14. Reclamation obligation
The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and internal and external cost estimates.
	December 31, 2017	December 31, 2016
Balance beginning of year	$326	$-
Assumed with acquisitions	5,027	321
Accretion	326	5
Change in estimates	305	-
Foreign exchange translation	(562)	-
Balance, end of year	$5,422	$326
The reclamation obligation balance mainly relates to restoration and remediation at Aurizona. At December 31, 2017, the Aurizona reclamation obligation has been updated to reflect changes in timing and amounts of expected cash flows. The reclamation obligation has been recorded using a discount rate of approximately 8% and an inflation factor of approximately 4%. Total undiscounted estimated future reclamation obligations are approximately $11.5 million.

15. Share capital

The Company is authorized to issue an unlimited number of common shares with no par value. At December 31, 2017, 404,749,044 common shares were issued and outstanding.

On March 31, 2017, in conjunction with the Luna Transaction, the Company closed a non-brokered private placement financing for 31,709,586 units at a price of Cdn $2.00 per unit for gross proceeds of $47.6 million (Cdn $63.4 million), and a bought deal financing of 10,000,000 units at a price of Cdn $2.00 per unit for gross proceeds of $15.0 million (Cdn $20.0 million). In aggregate, 41,709,586 units were issued for gross proceeds of $62.6 million (Cdn $83.4 million). Each unit is comprised of one common share and one common share purchase warrant, where each warrant entitles its holder to acquire one common share of the Company at an exercise price of Cdn $3.00 with an expiry date of October 6, 2021.

As the warrants have Canadian dollar exercise prices and the functional currency of the Company is the US dollar, the warrants are treated as derivatives. Accordingly, $14.1 million of the proceeds of $62.6 million was allocated to the warrants based on their fair value with the residual $48.5 million allocated to the common shares. The fair value of the warrants was calculated using the market price on the TSX-V.

Share issue costs of $1.9 million related to the private placement were allocated proportionately to expense ($0.4 million) and share capital ($1.5 million) based on the values assigned to the warrants and common shares, respectively.

39

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

15. Share capital (continued)
On March 24, 2016, the Company completed a private placement of 4,461,922 units at a price of Cdn $0.77 per unit, for gross proceeds of $2.6 million (Cdn $3.5 million). Of the proceeds, $0.8 million was received in the year ended December 31, 2015. Each unit was comprised of one common share and one half of one common share purchase warrant, where each whole warrant entitles its holder to acquire one common share of the Company for a period of five years at an exercise price of Cdn $1.29 per share. The issue price of the units was allocated first to the warrants based on their fair value and the residual was allocated to the common shares. The fair value of the warrants was calculated using the Black Scholes option pricing model with the following assumptions: expected volatility of 81%, dividend yield of 0%, expected life of 5 years, exercise price of Cdn $1.29 and a risk-free rate of 0.65%. Of the total proceeds of $2.6 million, $1.9 million was allocated to the warrants and $0.8 million was allocated to common shares. Share issue costs of $0.1 million related to the private placement were allocated to expense and share capital proportionately based on the values assigned to the warrants and common shares, respectively.

On October 6, 2016, in conjunction with the Anthem and Gold Mountain Transaction, the Company completed a private placement of 30,240,691 units at a price of Cdn $2.00 for gross proceeds of $45.8 million (Cdn $60.5 million). Each unit is comprised of one common share and one common share purchase warrant, where each warrant entitles its holder to acquire one common share of the Company at an exercise price of Cdn $3.00 for a period of five years. The issue price of the units was allocated first to the warrants based on their fair value and the residual was allocated to the common shares.

The fair value of the warrants was calculated using the market price on the TSX-V. The total proceeds were $45.8 million, with $13.7 million allocated to the warrants and $32.1 million allocated to common shares. Share issue costs of $0.7 million related to the private placement were allocated to expense ($0.2 million) and share capital ($0.5 million) proportionately based on the values assigned to the warrants and common shares, respectively.

(a) Share purchase options:
The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants with the exercise price, expiry date, and vesting conditions determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s share purchase options is as follows:
	Number of shares issuable on exercise of options	Weighted average exercise price (Cdn)
Outstanding, January 1, 2016	804,627	$3.32
Granted	282,933	1.61
Issued on the acquisition of Anthem and Gold Mountain (note 5(c))	642,400	2.31
Expired	(7,751)	7.10
Outstanding December 31, 2016	1,722,209	$2.64
Issued on the acquisition of Luna (note 5(a))	1,738,501	1.37
Issued on the acquisition of NewCastle and Anfield (note 5(b))	9,844,558	1.23
Exercised	(11,050)	0.45
Expired/forfeited	(115,349)	4.27
Outstanding, December 31, 2017	13,178,869	$1.40

40

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

15. Share capital (continued) At December 31, 2017, the Company had the following options issued and outstanding:
Options Outstanding				Options Exercisable
Range of exercise price (Cdn)	Number of options	Weighted average exercise price (Cdn)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (Cdn)
$0.40 - $0.99	6,817,600	$0.59	2.99	6,559,030	$0.60
$1.00 - $1.99	3,680,195	1.23	4.36	3,632,137	1.21
$2.00 - $2.99	814,111	2.57	2.3	786,980	2.81
$3.00 - $3.99	1,799,776	3.99	2.60	1,799,776	3.57
$4.00 - $27.24	67,187	19.80	0.69	67,187	19.80
	13,178,869			12,845,110
The weighted average exercise price of options exercisable at December 31, 2017, was Cdn $1.42.
(b) Share purchase warrants:
A continuity of the Company’s share purchase warrants is as follows:
	Shares issuable on exercise of warrants	Weighted average exercise price (Cdn)
Outstanding January 1, 2016	1,632,837	$4.64
Issued in equity financings	32,471,652	2.88
Issued in the acquisition of Anthem and Gold Mountain (note 5(c))	2,991,537	2.49
Exercised	(5,547)	0.83
Outstanding, December 31, 2016	37,090,479	$2.93
Issued in the acquisition of Luna (note 5(a))	27,947,965	1.15
Issued in equity financings	41,709,586	3.00
Issued to settle Sandstorm Debt facility (note 12(d))	8,516,642	3.00
Issued in the acquisition of NewCastle (note 5(b))	2,286,015	0.75
Issued to Sprott (note 12(a))	1,000,000	1.01
Exercised	(634,572)	0.83
Expired	(630,206)	1.67
Outstanding, December 31, 2017	117,285,909	$2.49
At December 31, 2017, the Company had the following share purchase warrants issued and outstanding:
Range of exercise price (Cdn)	Number of warrants	Weighted average exercise price (Cdn)	Expiry dates
$0.47 - $0.99	18,801,851	$0.87	March 2018 - May 2021
$1.00 - $1.99	10,736,407	1.15	June 2020 - December 2022
$2.00 - $2.99	4,909,670	2.40	April 2019 - August 2021
$3.00 - $3.99	80,466,919	3.00	October 2021
$4.00 - $4.64	2,371,062	4.64	March 2018 - July 2020
	117,285,909

41

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

15. Share capital (continued)
(c) Restricted share units:
Under the terms of the Equinox Gold Restricted Share Unit Plan (“RSU Plan”) the Board may, from time to time, grant to employees, officers and consultants, RSUs in such numbers and for such terms as may be determined by the Board. RSUs granted under the RSU Plan are exercisable after the vesting conditions, as specified by the Board, are met and until the third calendar year after the year in which the RSUs have been granted. The RSUs are settled in common shares.

Through the acquisition of Luna, the Company issued 3,154,775 replacement RSUs to officers and employees of which 944,775 have a service condition and 2,210,000 have both a service and non-market based performance conditions which affect vesting. The performance based RSUs (“pRSUs”) vest on each of the dates when financing for the construction of the Aurizona Project is secured, upon completion of the project ahead of schedule and under budget, when commercial production of the mine is reached and one year after the date when positive cash flows have been earned from the mine. The replacement RSUs are governed by Luna’s Restricted Share Unit Plan and may be settled in shares or cash at the Company’s option. The Company intends to settle each RSU with one common share of the Company. During the year ended December 31, 2017, the Company issued 227,909 common shares for RSUs that vested in the year.
(d) Share-based compensation:
The fair value of share-based compensation for share purchase options is determined using the Black Scholes option pricing model. The fair value of RSUs is determined based on the share price on the date of grant. Total compensation expense charged to net loss for the year ended December 31, 2017 was $1.6 million (2016 - $0.2 million).

16. Non-controlling interests

In September 2017, the Company substantially completed a restructure of the Koricancha JV Agreement between Equinox Gold and EMC Green Group (“EMC”), whereby Equinox Gold, through its subsidiaries, became the majority shareholder of EMC and EMC became the primary interest holder in the Koricancha JV Agreement at 99.9% with the remaining interest held by Equinox’s wholly-owned subsidiary, Oro Proceso. On conclusion of the restructuring, Equinox Gold, through its subsidiaries, increased its ownership in Koricancha from 75% to 83% through the acquisition of EMC shares from an existing EMC shareholder for $0.2 million and the purchase of shares issued by EMC from treasury for $0.6 million. In addition, the 8% cost of goods sold royalty obligation of Koricancha to Equinox Gold was eliminated.

Total proceeds paid by the Company in respect of the restructuring was $0.8 million, of which $0.5 million was allocated to the consideration for the Company’s 83% interest in EMC and $0.3 million to the acquisition of the additional 8% interest in Koricancha. As the Company controlled Koricancha before and after the restructuring, the difference between the consideration paid and the share of the net assets acquired of $0.1 million was recognized in deficit. The acquisition of the Company’s 83% interest in EMC was accounted for as an asset acquisition with the consideration paid allocated to the net assets of EMC, consisting primarily of land acquired.

42

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

16. Non-controlling interests (continued)

The following table presents the financial position of the Company’s 83% owned subsidiary, Koricancha, as at December 31, 2017 and 2016. The information is presented on a 100% basis.

	December 31, 2017	December 31, 2016
Current assets	$11,020	$5,477
Non-current assets	5,772	5,576
Current liabilities	27,078	328

	2017	2016
Revenue	$15,667	$951
Loss from milling operation	3,233	1,160
Net loss	3,291	1,227

Through the acquisition of NewCastle, the Company recognizes a non-controlling interest representing the 40% interest in the common shares of Minera Torre de Oro, holder of the La Verde project, held by Teck Resources Ltd (note 5(b)).

17. Related party transactions

The Company’s related parties include key management personnel.

The key management of the Company comprises executive and non-executive directors and members of executive management. The remuneration of the Company’s directors and other key management personnel during the years ended December 31 are as follows:

	2017	2016
Salaries, directors’ fees and other short-term benefits	$1,635	$247
Share-based payments	963	101
Total key management personnel compensation	$2,598	$348
At December 31, 2017, $0.7 million (December 31, 2016 - $0.2 million) was owed by the Company to management for accrued salary and bonuses and the reimbursement of expenses.
43

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

18. Income taxes (continued)
Income tax expense differs from the amount that would result from applying Canadian federal and provincial income tax rates of 26% (2016 - 26%) to earnings before income taxes. These differences result from the following items:

	2017	2016
Loss before income taxes	$(17,121)	$(2,711)
Canadian federal and provincial income tax rates	26%	26%
Expected income tax recovery based on the above rates	(4,451)	(705)
Non-deductible expenses	902	1,205
Change in fair value of derivative liabilities	(4,858)	(268)
Difference in tax rates of foreign subsidiaries	1,506	(4)
Change in tax rates	(610)	(124)
Tax effect of deferred tax assets for which no tax benefit has been recognized	8,766	465
Foreign exchange and other	(947)	(569)
Total deferred income tax expense	$308	$-
The significant components of the Company’s recognized net deferred tax assets and liabilities are as follows:

	December 31, 2017	December 31, 2016

Non-capital losses	$3,439	$185
Other	2	-
Total deferred tax assets	$3,441	$185

Mineral properties, plant and equipment	$(11,085)	$(129)
Other	(41)	(56)
Total deferred tax liabilities	$(11,126)	$-
Net deferred tax liability	$(7,685)	$-

In assessing the recoverability of deferred tax assets other than deferred tax assets arising from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductible. The Company has not recognized deferred tax assets for any temporary differences as their utilization is not considered probable at this time.
44

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

18. Income taxes (continued)

Deductible temporary differences, unused tax losses and unused tax credits for which deferred tax assets have not been recognized are as follows:

	December 31, 2017	December 31, 2016
Non-capital losses	$77,221	$17,445
Mineral properties, plant and equipment	37,501	10,460
Share issue costs	5,368	801
Available-for-sale investments	248	-
Inventory	3,487	37
Unrealized foreign exchange losses on investment and advances	36,866	2,641
Reclamation obligation	5,082	326
Other	7,118	640
	$172,891	$32,351

The non-capital losses may be applied to reduce future years taxable income. The loss carryforwards expire as follows:

	December 31, 2017	December 31, 2016
Brazil (no expiry)	$28,054	$-
Mexico (expire between 2018-2027)	17,972	61
Canada (expire between 2024-2037)	14,097	8,120
Peru (expire between 2019-2021)	12,588	8,757
United States (expire between 2032-2037)	3,898	-
Chile (no expiry)	612	507
	$77,221	$17,445

19. Cost of sales
	2017	2016
Operating costs
Acquisition of mill feed	$13,100	$1,405
Production costs	5,809	998
Employee salaries and benefits	746	118
Change in inventory	(1,333)	(553)
Total operating costs	18,322	1,968

Amortization	578	143
Total cost of sales	$18,900	$2,111

45

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

20. Exploration expenditures
	Aurizona	Warintza	Ricardo	Other	Total
2017
Feasibility study	$1,476	$-	$-	$-	$1,476
Drilling	3,602	-	-	-	3,602
Concession fees	13	235	106	-	354
Field and general	750	710	41	354	1,855
Project personnel	530	332	127	-	989
	$6,371	$1,277	$274	$354	$8,276

2016
Concession fees	$-	$92	$111	$(58)	$145
Field and general	-	373	10	112	495
Project personnel	-	378	67	-	445
Revenue from samples	-	-	-	(52)	(52)
	$-	$843	$188	$2	$1,033

21. General and administration
General and administration for the Company consists of the following components by nature:
	2017	2016
Salaries and benefits	$4,305	$251
Professional fees	2,225	305
Office and other expenses	2,318	399
Amortization	316	3
Share based compensation	1,587	182
Total general and administration	$10,751	$1,140

22. Other income (expense)
Other income (expense) consists of the following components:
	2017	2016
Change in fair value of derivative liabilities (note 13)	$18,685	$1,030
Foreign exchange gain (loss)	1,194	(120)
Gain on sale of investments	633	103
Other income (expense)	(19)	82
Total other income (expense)	$20,493	$1,095

46

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

23. Segmented information
		Koricancha	Aurizona	Other	Corporate	Total
2017
Revenues		$15,468	$-	$-	$-	$15,468
Net loss (income)		4,616	20,772	1,942	(9,901)	17,429

2016
Revenues		$887	$-	$-	$-	$887
Net loss (income)		1,227	-	1,033	451	2,711

	Koricancha	Aurizona	Castle Mtn	Other	Corporate	Total
December 31, 2017
Total assets	$38,483	$233,804	$136,395	$35,508	$42,133	$486,323
Total liabilities	(5,483)	(41,561)	(4,248)	(90)	(69,264)	(120,646)

December 31, 2016
Total assets	$34,039	$-	$-	$17,625	$38,263	$89,927
Total liabilities	(4,984)	-	-	(67)	(17,483)	(22,534)
Geographical information
Revenue is attributable to operations in Peru. Information about the Company’s non-current assets by jurisdiction is detailed below:
			December 31, 2017		December 31, 2016
Brazil				$188,732	$-
United States				134,475	-
Peru				31,578	28,163
Canada				25,357	15,297
Mexico				19,460	-
Ecuador				189	189
Chile				263	263
				$400,054	$43,912

47

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

24. Supplemental cash flow information
During the years ended December 31, 2017 and 2016, the Company conducted the following non-cash investing and financing transactions:
	2017	2016
Shares, options, warrants and RSUs issued on acquisition of Luna (note 5(a))	$76,817	$-
Shares, options and warrants issued on acquisition of NewCastle (note 5(b))	141,944	-
Shares and options issued on acquisition of Anfield (note 5(b))	37,447	-
Shares, options and warrants issued on acquisition of Anthem (note 5(c))	-	20,438
Shares and options issued on acquisition of Gold Mountain (note 5(c))	-	16,962
Shares and units issued to settle debt (note 12(d))	22,639	-
Non-cash changes in accounts payable in relation to pre-development asset expenditures.	3,702	-

Changes in loans and borrowings arising from investing and financing activities were as follows:
		December 31, 2017
Balance, beginning of year		$-
Debt acquired from acquisition of Luna (note 5(a))		72,354
Debt acquired from acquisition of NewCastle (note 5(b))		825
Cash repayment of long term debt (note 12(c))		(20,827)
Shares and warrants issued to settle long term debt (note 12(b))		(25,516)
Sprott credit facility (note 12(a))		13,254
Accretion and accrued interest		3,360
Foreign exchange		11
Balance, end of year		43,461

25. Financial instrument risk exposure and risk management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.
(a) Credit risk:

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable, due from Serabi Gold plc and reclamation bonds. Credit risk exposure is limited through maintaining its cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. The carrying value of these financial assets totaling $86.3 million represents the maximum exposure to credit risk.

(b) Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents.

48

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

25. Financial instrument risk exposure and risk management (continued)

(c) Market risk:
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, available for sale investments, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.
(i) Interest rate risk:

The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits and interest paid on floating rate borrowings.

Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and short-term deposits.

The Company is exposed to interest rate risk due to the floating rate interest on the Sprott Credit Facility. As the Credit Facility was entered into at the end of the year, a 10% change in interest rates at the reporting date would not have a material effect on net income or loss in the year.

(ii) Foreign currency risk:
The Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian Real, Canadian Dollar and Peruvian Sol.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:
	December 31, 2017		December 31, 2016
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Brazilian reals	$31,402	$5,909	$-	$-
Canadian dollars	5,956	4,186	18,471	416
Peruvian sols	1,235	1,267	2,751	219
Chilean peso	37	18	2	3
Mexican peso	11	-	12	-
	$38,641	$11,380	$21,236	$638

Of the financial assets listed above, $31.2 million (December 31, 2016 - $nil) represent cash and cash equivalents held in Brazilian reals and $6.0 million (December 31, 2016 - $17,615) represent cash and cash equivalents held in Canadian dollars. Minimal cash is held in other currencies.

At December 31, 2017, with other variables unchanged, a 10% strengthening of the US dollar against the above currencies would have decreased net income by the amounts shown below. A 10% weakening of the US dollar would have the opposite effect on net income.

49

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

25. Financial instrument risk exposure and risk management (continued)
	2017	2016
Brazilian reals	$2,318	$-
Canadian dollar	161	1,806
Peruvian sol	(3)	253
Chilean peso	2	-
Mexican peso	1	-
At December 31, 2017, the Company has not entered into any contracts to manage foreign exchange risk.
(iii) Capital management:

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as have sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company consists of shareholders’ equity as well as cash and cash equivalents and credit facility. The Company manages its capital structure and make adjustments to it as necessary. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company manages and makes adjustments to its capital structure in light of economic conditions. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

Pacific Road Resources Funds (“Pacific Road”) has certain non-dilution rights pursuant to an investment agreement dated May 7, 2015 whereby as long as Pacific Road holds at least 5% of Equinox Gold's common shares, Pacific Road has the right to maintain all or a portion of its ownership interest in the Company following any new issuance of Equinox Gold common shares.

26. Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair values.

Level 1 - quoted market prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).

Level 3 - inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

As at December 31, 2017, available for sale investments and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants are measured at fair value using Level 2 inputs. The fair value of the debenture and secured debt are determined using Level 2 inputs.  The fair value of the Sprott credit facility and production-linked liability are determined using Level 3 inputs. The carrying values of cash and cash equivalents, accounts receivable, due from Serabi Gold plc, reclamation bond and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

50

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

26. Fair value measurements (continued)

Fair value of available for sale investments is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in other comprehensive income.

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date. The fair value of the non-traded warrants is determined using an option pricing formula (note 13).

The fair value of the debenture and secured debt for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Sprott credit facility was determined using the Hull White valuation model. Key inputs include: the US dollar swap curve, at-the-money swaption volatilities and the Company’s credit spread.

The fair value of the production-linked liability was determined using a discounted cash flow model. Key inputs to the model include the Aurizona production profile, the US dollar swaps curve and the Company’s credit spread.

There were no transfers between fair value levels during the year.
The following table provides the fair value of each classification of financial instrument as at December 31:
		2017		2016
Financial assets:
Loans and receivables	$		$
Cash and cash equivalents		67,958		40,631
Due from Serabi Gold plc - current portion		4,925		-
Long term receivable from Serabi Gold plc		10,070		-
Other receivables		2,518		-
Reclamation bonds		253		121
Available-for-sale investments		3,327		797
Total financial assets		$89,051		41,549

Financial liabilities at FVTPL:
Traded warrants		$21,174		$13,063
Non-traded warrants		16,610		4,212
Other:
Accounts payable and accrued liabilities		15,156		843
Debenture		29,959		-
Secured debt		836		-
Credit facility		13,789		-
Production payment liability		4,441		-
Total financial liabilities		$101,965		$18,118

51

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

27. Commitments and contingencies
At December 31, 2017, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Debenture	$30,000	$10,000	$10,000	$10,000	$-	$-	$-
Interest on debenture	6,357	4,827	1,019	511	-	-	-
Credit facility	19,713	681	3,454	4,836	5,154	5,588	-
Secured debt	825	825	-	-	-	-	-
Accounts payable and accrued liabilities	15,156	15,156	-	-	-	-	-
Purchase commitments	20,112	20,087	25	-	-	-	-
Lease commitments	693	376	204	113	-	-	-
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based on upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of December 31, 2017, the Company recorded a legal provision for these items totaling $2.8 million.
The Company is appealing federal income and municipal value-added tax assessments in Brazil. Brazilian courts can require a taxpayer to post cash or a guarantee for the disputed amount before the courts will hear an appeal. It can take up to five years to complete an appeals process and receive a final verdict. The Company will likely in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being appealed, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. A provision for $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

52

EQUINOX GOLD CORP.

(Formerly Trek Mining Inc.)

Notes to Consolidated Financial Statements

(Tables expressed in thousands of United States dollars, except share and per share amounts)

For the years ended December 31, 2017 and 2016

28. Subsequent events

On January 3, 2018, Sandstorm sold to Ross Beaty, the Company’s Chairman, 4.0 million common shares of Equinox Gold and $15.0 million principal of the debenture payable by Equinox Gold to Sandstorm at a combined purchase price of approximately $18.2 million pursuant to a debenture purchase and conversion agreement between Equinox Gold, Ross Beaty and Sandstorm. The balance of the Sandstorm debenture, comprised of principal and accrued interest totalling $19.8 million is due and payable to Sandstorm in two annual installments, beginning June 30, 2019. The debenture acquired by Mr. Beaty was subsequently converted to 18,518,518 common shares of the Company.

On January 12, 2018, the Company granted 2,140,000 incentive stock options and 3,046,125 RSUs, including 110,500 pRSUs, to certain directors, officers and employees that are exercisable for up to 5,186,125 common shares in the Company. The stock options are exercisable at Cdn $1.15 per share, have expiration dates that range between June 30, 2022 and January 9, 2023, and have various vesting terms that range between June 30, 2018 and December 30, 2020. The RSUs vest between June 30, 2018 and December 30, 2019. 50% of the pRSUs will vest on the announcement of first gold pour at Aurizona and the remaining 50% will vest on the announcement of commercial production at Aurizona.

On February 12, 2018, the Company received Cdn $19.2 million proceeds from Pacific Road to acquire an additional 21,000,000 common shares of the Company as a result of exercise of its pre-existing non-dilution rights.

On March 5, 2018, the Company awarded the mining contract for the Aurizona Mine. The contract has a commitment value estimated at approximately $40 million per annum during the production period.

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